Exhibit 4.8

Cooperation Agreement

This Cooperation Agreement (the “Agreement”) was entered into on October 22, 2015 by and between:

Banco de Chile (“Banco de Chile”), a corporation duly established and currently existing under the laws of the Republic of Chile (“Chile”), herein represented by Mr. Arturo Tagle Quiroz, Chief Executive Officer, and Citigroup Inc. (“Citigroup”), a corporation duly established and validly existing under the laws of the State of Delaware, United States of America (“United States of America”) herein represented by its Chief Executive Officer for Latin America, Mrs. Jane Fraser, all of them hereinafter referred to as the Parties.

BACKGROUND INFORMATION

I.  On December 26, 2007 Banco de Chile and Citibank Chile, a subsidiary of Citigroup, entered into a Merger Agreement to merge both Parties’ operations, where Banco de Chile remained as successor of Citibank Chile’s business;

II.  On December 27, 2007 the Parties entered into a Cooperation Agreement, amended on February 27, 2009 (the “Former Cooperation Agreement”), to regulate, among others, certain common aspects of the direct relation that Banco de Chile, on the hand, and Citigroup, on the other, will have, pursuant to certain agreements between both Parties.  Likewise, on December 27, 2007 the Parties entered into a Global Connectivity Agreement, amended on February 27, 2009 (the “Former Connectivity Agreement”), to establish the relation of the Parties regarding the provision of banking services in Chile and abroad, among others;

III.  In the Former Cooperation Agreement the Parties acknowledged that their relationship would change during time and therefore certain changes to the terms and conditions of the agreements establishing the relation of the Parties would be required, including the Former Connectivity Agreement.  This has occurred from time to time through decisions taken by the Management Committee established in the Former Connectivity Agreement.

IV.  The referred Former Cooperation Agreement and Former Connectivity Agreement shall end, pursuant to their own terms, on January 1, 2016;

V.  The Parties have agreed to enter into a new Cooperation Agreement (the “Cooperation Agreement”) and a new Connectivity Agreement (the “Agreement” or the “Connectivity Agreement”), by means of separate instruments, effective as from January 1, 2016, to keep their relation under these documents.  Such terms and conditions are established herein to define and govern the relation between the Parties as to the provision of banking services in Chile and abroad;

NOW, THEREFORE, and taking into account the background information and the terms and conditions established herein and other valuable considerations received by both Parties, the receipt of which the Parties confirm by means of this agreement, and with the intention that the Parties are legally bounded by the agreements defined herein since the effective date hereof, that is, January 1, 2016, provided this Agreement does not amend any income distribution agreed by the Parties before the date of this Agreement regarding any specific transaction, the Parties agree as follows:

First.  Purpose of the Agreement.  This Agreement aims at regulating certain common issues of the future direct relationship between Banco de Chile and its wholly owned subsidiaries, on the one hand, and Citigroup and its subsidiaries, on the other, under the Global Connectivity and the Licensing Agreement (jointly, the “Operating Agreements”).

Second.  Steering Committee.  The Parties agree that the Steering Committee will be the one defined in the Global Connectivity.  Any of the Parties may substitute the members designated for the Steering Committee, but shall in any case, procure and make all arrangements for the substituting members to have a position similar to the substituted members.

Notwithstanding the above, the Parties agree upon a Processing Mechanism for the Global Connectivity Agreement.  Annex “A” hereto, which is an integral part hereof, includes the principles to be applied for the processing Mechanism required for the Global Connectivity.  The Processing Mechanism will be adjusted in accordance with the principles set forth in the Second clause of the Global Connectivity and the substitutions of people shown in Annex “A”.

Third.  Communication and Escalation Mechanisms.  The Parties acknowledge and agree that the possibilities of success of Operating Agreements will increase and be strengthened as long as fluid mechanisms are in place for the communication and discussion of the different viewpoints of the Parties.  For this purpose, the Parties agree that any issues referred to in one or several of the Operating Agreements or any issues resulting and derived therefrom will be addressed as follows:

(a)         In the first place, the officers of each Party will seek to settle any issues resulting or derived from the Operating Agreements by acting on a basis of good faith and diligence;

(b)         Should the officers of each Party be unable to settle the relevant issue to the satisfaction of the Parties, the issue will be referred to the Steering Committee;

(c)          If the issue is not settled by the Steering Committee, the Parties, acting through Mr. Andrónico Luksic Craig, for Banco de Chile, and Chief Executive Officer for Latin America, for Citigroup, will seek to reach a final solution for the issue in question;

(d)         The coordination and escalation mechanisms provided herein are in addition to, and not in replacement of, the different solution mechanisms provided in the Operating Agreements or the termination set forth in the Sixth clause hereof; and

(e)          The agreements to be reached by the Parties pursuant to the mechanism provided in this Clause will be documented and signed, and will be supplemented and modified as provided in the Operating Agreements.

Fourth.  Preference and Validity of the Operating Agreements.  The obligations of each Party under the Operating Agreements will prevail and continue to be fully effective even though any of the Parties may be merged, divided, may wholly or partly sell its operations, may be reorganized, may change its control or may establish any alliance.  In this connection, the Parties will arrange for the assigns, assignees, or buyers of any of the Parties and/or the new entities that may arise from the above to be bound under the same terms of the Operating Agreements.

Fifth.  Exchange of Information for Incentives.  With the purpose of applying and ensuring due compliance with the agreements and clauses within the respective Operating Agreements, subject to the non-disclosure obligations set forth therein, as to any laws, administrative regulations and internal policies applicable therewith, especially those related to banking secrecy or reserve, the Parties hereby agree to make their best efforts in order to exchange any information required for the accomplishment of the above mentioned purpose.

Specifically, looking forward to encourage Banco de Chile’s Account Executives to maximize the relationship with their Chilean Clients (as defined in the Global Connectivity), through a comprehensive offer of products that includes both local products in Chile and global products offered by Citigroup abroad, and also with a view to encouraging the Parent Account Managers or (PAMs) (as defined in the Global Connectivity) to promote the deals with their GSG Clients (as defined in the Global Connectivity) through the subsidiaries of said clients in Chile, it is hereby agreed to exchange information on the spreads obtained in the business relationship with said clients.

Citigroup will provide Banco de Chile, with the periodicity agreed by the Parties, with the necessary information relating the Chilean Clients having business relationships with Citigroup abroad under the Partnership, so that the Parties can understand the net income of fund and fee costs (and other financial information, quality services and product related as well) recorded in Citigroup’s books, so as to comply with the Operating Agreements.

Banco de Chile will provide Citigroup, with the periodicity agreed by the Parties, the necessary information related to the Chilean Clients which have a relationship with Banco de Chile and the agreements with them within the framework of the Association, in order to allow the Parties to understand the net income of the funding costs and fee costs (in addition to other financial, costumer and product service information related thereof) acknowledged in Banco de Chile’s books in order to comply with the Operating Agreements.

Citigroup’s Regional Compliance Officer for Latin America and Banco de Chile’s Compliance Officer shall define a formal process of information flow between both Parties, regarding changes in the regulatory or institutional environment in Chile and in the United States of America with effect on Banco de Chile’s business or Citigroup’s investment in Banco de Chile, only to the extent and subject to the condition that there is no regulatory restriction to share the above mentioned information.Said flow information process may include periodic conference calls, sending monthly (Monthly/Dashboard) Compliance reports, sending information presented to Banco de Chile’s Directors/Audit Committee, among others.  This clause shall not replace or substitute any other agreement or reporting / communication process between the Parties’ Compliance Officers; moreover, any contradiction or mismatch between the process set forth herein and any other agreement or reporting / communication process between said officers, shall be solved by virtue of the mutual consent of the Parties.

Sixth.  Term of the Agreements.  The Parties agree that this Agreement and the Operating Agreements, jointly with their corresponding accessory agreements (the “Relevant Agreements”) will be valid for two (2) years from January 1, 2016 through January 1, 2018.  However, the Parties may agree on an extension of such agreements for another two (2) years from January 1, 2018 through January 1, 2020, an extension that will be agreed in writing by August 31, 2017; otherwise, the Relevant Agreements will be extended – once – for one (1) year from January 1, 2018 through January 1, 2019, when they will expire without any further proceeding.

Four months before the expiration of the extension that the Parties may agree until January 1, 2020, the Parties may renew the Relevant Agreements by using the same procedure provided in the preceding paragraph.  Should the extension not be agreed in writing, such agreements will terminate upon one (1) years from the expiration of the latest term agreed.  The same renewal procedure may be used thereafter for as many times as agreed by the Parties.

Notwithstanding the above, either Party may terminate the Relevant Agreements in case of termination of the Framework Agreement between Quiñenco S.A. and Citigroup Inc. and Citibank Overseas Investment Corporation dated on July 19, 2007.  In such case, the Party enforcing such cause will notify the other as provided in letter (l) of the Seventh clause, in which case, the Relevant Agreements will be terminated within one year from the first day of the month following such notification.

Notwithstanding the above, should one or both Parties fail to meet their obligations pursuant this Agreement or under the Operating Agreements, during the validity of the Relevant Agreements, the Parties may (a) request the execution of unfulfilled obligations; and (b) as the case may be, the payment for the direct (rather than consequential or punitive) damages and losses caused by the defaulting party to the non-defaulting party.  Before selecting the referenced alternatives (a) and/or (b), the Parties will use the communication and escalation mechanisms provided in the Third clause hereof, and in case of any conflict regarding the existence or non-existence of the unfulfilled obligations (s), the procedure provided under paragraph (n) of the Seventh clause hereof.

Seventh.  General Provisions.

(a)         Market Conditions.  The Parties agree that all the remunerations and/or fees to be paid or charged for the services mutually provided will be adjusted to the equity conditions usually prevailing on the market.

(b)         Authorized Operations.  The Parties declare that all the services to be provided by one of the Parties to the other or the transactions to be carried out will be authorized or permitted by the law and/or regulations of the relevant country.

(c)          Confidentiality of the Operating Agreements.  The Parties are subject to the Confidentiality Agreement provided in the relevant Operating Agreements.

(d)         Assignment.  The Parties may not assign their rights and obligations hereunder without the prior written authorization from the other Parties, notwithstanding the provisions of the Fourth clause hereof.

(e)          Mandatory Capability.  This Agreement will be mandatory and for the benefit of its Parties and their respective authorized assigns and assignees.

(f)           Entirety of the Agreement.  This Agreement is the entire agreement between the Parties regarding the issues referred to therein and supersedes any previous contracts, statements and agreements of the Parties.  There are no terms, obligations, commitments, statements, representations or conditions existing other than those included herein.  Any restatement or modification to this Agreement or the exemption of the terms and provisions hereof will not be deemed valid, unless made in writing and signed by the Parties.

(g)          Waivers.  The failure of any of the Parties to insist on the stringent compliance of any obligation, agreement, term or condition hereof, or the failure of any of the Parties to exercise any right or claim any compensation as a result of the non-compliance with this Agreement will not be understood as an exemption of such non-compliance or any future non-compliance of such obligation, agreement, term or condition.  No obligation, agreement, term or condition hereof will be exempted, altered or modified, but in writing.  The exemption of any non-compliance will not affect or alter this Agreement, and any and all the obligations, agreements, terms and conditions hereof will remain effective, becoming effective in the event of any future non-compliance.

(h)         Modifications.  No authorization or consent to modify, waive or exempt the compliance with the terms and conditions hereof will become effective, unless evidenced in writing and signed by all the Parties hereto; even so, such modification, waiver or exemption will only become effective for the particular and/or specific case for which it was issued.

(i)             Unenforceability.  If any provision hereof becomes null or unenforceable, the remaining provisions will remain fully valid and effective.

(j)            Expenses and Costs.  Each Party will be responsible for its own expenses and costs incurred or to be incurred in the negotiation and execution of this Agreement.

(k)         Taxes.  Each Party will cover the taxes charged to it under the applicable law and derived from any of the acts and payments provided herein.

(l)             Notifications.  All notices and communications required or permitted under this Agreement shall be in writing.  Any such notice or communication shall be deemed to have been duly received when personally delivered, by certified or registered mail, facsimile, with receiver’s stamp to the address of the corresponding Party, which unless otherwise stated must be understood as follows:

Banco de Chile:

Ahumada 251

Santiago, Chile

Attention:  Arturo Tagle Quiroz

Citigroup:

201 South Biscayne Blvd., 29th Floor.

Miami, Florida 33131

United States of America

Attention:  CEO for Latin America

(m)     Language.  This Agreement will be executed in both Spanish and may be translated into English, In the event of any discrepancy between one version and the other, the Spanish version shall prevail in relation to the intention of the Parties.

(n)         Applicable Law and Jurisdiction.  This Agreement shall be subject to the laws of Chile.  Any dispute between the parties in connection with this agreement shall be definitively settled under the Rules of Arbitration of the International Chamber of Commerce (ICC) by three arbitrators appointed according to said Regulations.  The arbitration shall be held in the city of Paris and all the procedures shall be carried out in Spanish.  Each party promises to pay an aliquot of administrative expenses and advanced costs of the ICC, unless the arbitrators shall find otherwise in their final award.  The arbitrators may impose in said award payment of attorney’s fees and other costs in favor of the prevailing party, as they deem convenient.  Any party to this contract shall have the right to have recourse to and shall be bound by the pre-arbitral referee procedure of the International Chamber of Commerce in accordance with its Rules for a Pre-Arbitral referee Procedure.

Eighth.  Confirmation and Ratification.  The Parties acknowledge and agree that any reference within the Former Cooperation Agreement, as those in this Agreement, to Banco de Chile and to Citigroup consider, and have consider thereto since they were subscripted, their affiliates and their wholly owned subsidiaries.

Ninth.  Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and shall produce the same effects as if the signatures contained therein would be placed in a same instrument, but all of such counterparts shall jointly constitute one sole and same instrument.  This Agreement shall be effective once each counterpart of the Agreement signed by each Party is received by fax or email.

IN WITNESS WHEREOF, the Parties hereunto subscribe this Agreement through their duly authorized representatives on the first date indicated above.

Banco de Chile	Citigroup Inc.

Arturo Tagle Quiroz	Jane Fraser
Chief Executive Officer	Chief Executive Officer
For Latin America

Annex “A”
Principles of the Processing Mechanism for the Global Connectivity Contract

The formulations of the operational mechanism incorporated in this document aim at optimizing the way in which Banco de Chile and Citigroup operate, so as Banco de Chile optimize the value of the strategic alliance with Citigroup, to benefit from the advantages to form an important part of the global Citigroup network and to maximize the value of the combination of the best of the local and the best of the global.

The Processing Mechanism described in this document specifies several implementation formulas of the Connectivity Contract but does not cover more than one part of the processes to maximize the value of the Connectivity Contract.

Both parties may extend and improve these processes in a good faith dialogue trying to adjust them to market conditions, in order to achieve competitive advantages for the Parties, with full respect to the framework of the Connectivity Contract.

References to specific names are understood as reference to those name’s position in the corresponding institution.  Consequently the activities carry out in accordance with the present Annex may be performed in the future by those who replace them in the positions held at the date of this Contract.

•                                          Citigroup will describe to Banco de Chile on the Steering Committee the transactions as to which Citigroup CMB has received mandates; in such a way that both Parties make sure the merger does not limit but rather benefits the execution of these mandates.

•                                          The “pipeline” of mandates obtained will be updated monthly according to which is required in the meetings of the Steering Committee.

•                                          Steering Committee is defined in the Connectivity Contract and may include people the parties deem convenient to invite in accordance with the relevant chapters.

•                                          Citigroup will present the complete catalogue of GTS products and then the design and approval of the launching plan of these products.

•                                          The objective is to create immediately a competitive advantage for Banco de Chile and for its Chilean Customers derived from its access to global products.

•                                          Each Product Plan should have well-defined objectives on market targets and expected financial results.

•                                          The Steering Committee will determine the necessity of incorporate the necessary Citigroup in Latin America or Global support for the design and launching of these plans.

•                                          Citigroup Steering Committee’s representatives will be the liaison with Citigroup enabling Banco de Chile’s Chairman and CEO to establish their own network in Citigroup.

•                                          The Product Launching Plans do not only apply to the GTS but also to those of Sales & Trading and other products of CMB Citigroup.

•                                          The Plans for Global Product Launch of Citigroup in Chile through the present Contract will include everything necessary for the training of the Sales Forces.

•                                          Any training support will be supplied by the Latin American or New York team of Citigroup.

•                                          The Parties will monitor the new and traditional delivery of the Citigroup Products in CIB de Banco de Chile and in Large Company Banking and they will do this together with the people in charge of these businesses in Banco de Chile.

•                                          It is important that the responsible of Wholesale Banking, Corporate Banking and of Investment Banking and Large Company Banking and GTS to prepare together with Corporate Banking and GTS of Latin America an Offer Plan of Banco de Chile Products and Services to the Citigroup Global and Regional clientele.

•                                          The objective is to highlight to this clientele (GRB Customers) the continuity of their services in Chile .

•                                          In the same way, Citigroup’s catalogues and products will be prepared for the clientele of Wholesale Banking, Corporate Banking and particularly Large Company Banking of Banco de Chile so as they have access to them.

•                                          The meetings of the Steering Committee will have the objective of, among those mentioned in the Connectivity Contract,monitoring an adequate flow of global and local products and make all necessary adjustments to CMB or GCG products.

•                                          For these purposes the people responsible for these activities in Banco de Chile will be invited to follow-up the results and to assist the Parties to continuously make their best effort to guarantee the best results.

•                                          Both Parties may be able to create in Treasury an operational model of “Joint Book” under the following parameters:

•                                          Exchange of market information

•                                          Continuous support between the NY Hub and the regional and local treasuries of Citigroup CMB and that of Banco de Chile

•                                          Joint design and preparation of operations of derivatives for customers

•                                          Joint design and preparation of structured notes for the Banco de Chile or Citigroup clientele in other parts of Latin America or the world.

•                                          Coordination of directional bets (Risk Treasury) on the same address, with full respect at all times of the regulatory frameworks of Chile, the United States and any other applicable country in each transaction or trades.

•                                          In directional bets each Party will determine their own levels and their own risk limits.

•                                          Exchange of information on flows, markets in such a way that the traders of the public side of both Parties have the same reading and the advantage of the local, Latin American and global visibility.

•                                          Exchange of staff, in such a way there are continuous opportunities for traders and staff of Sales & Trading of Banco de Chile to train and work in any of the Citigroup Trading Desks in Latin America, NY, London or anywhere else in the world.

•                                          In the same way the invitation for Citigroup staff to collaborate in the activity of Sales & Trading of Banco de Chile.

•                                          Exchange and joint collaboration in Hedging strategies.

•                                          The responsible of CIB Division of Banco de Chile will continuously design Account Plans for its customers and will react to the customers’ requests as to global and local transactions (RFPs:  Requests for Proposals).

•                                          The responsible of CIB Division and Large Company Banking as well as Division of Persons and Consumption and of the brokerage house of Banco de Chile will have access to any support required from Citigroup.

•                                          The communication channels of everyday may be channeled through the following people in Citigroup or those who serve in similar position from time to time:

•                                          Head of Corporate Banking for Latin America

•                                          Head of Investment Banking for Latin America

•                                          Head of Equity Capital Markets for Latin America

•                                          Head of Debt Capital Markets for Latin America

•                                          Head of Sales & Trading Products for Latin America

•                                          Head of Global Loans for Latin America

•                                          Head of GTS for Latin America

•                                          Head of Entrepreneurial Banking for Latin America

•                                          Head of Retail Brokerage for Latin America

•                                          The Parties, together with the person in charge of CIB Division of Banco de Chile and its team, will follow-up (as often as Parties agreed) the transactions of Sales & Trading, Capital Markets and Banking and will monitor the adequate support of Citigroup to these operations and businesses.

•                                          A visit of the Chairman and CEO of Banco de Chile and the executives assigned by them will be organized in the shortest possible term in order to establish contact with high ranked executives of Citigroup in the Corporate Banking Unit and the teams of the PAMs in New York.

•                                          Establishment of an Information System (access to Citivision or the system that replaces it from time to time) and continuous monitoring of the GRB Customer service.

•                                          Monthly monitoring in any of the meetings of the Steering Committee Partners of the evolution of the Banco de Chile business flow to Citigroup books both for the business of physical persons and the business of companies and evaluation and approval of actions to correct or to improve business flows.

•                                          Steering Committee’s meetings should be held in the same weeks of the monthly or bimonthly Board of Directors of Banco de Chile.

•                                          The information on customers and transactions will be handled totally confidential designing firewalls so as the information be accessible only by the Board of Directors of the Brokerage house explicitly authorized to access it.

•                                          The Banco de Chile teams serving physical persons in the high market segment whether through Banco Edwards — Citi or other channels such as Banchile, will work in a team to refer customers to the offshore business via onshore staff.

•                                          Both Parties will stimulate the development of Capital Banking and onshore Private Banking, aiming at serving these market segments with local chilean products which will be developed within the Banco de Chile organization.

•                                          In the creation and/or strengthening of these activities Parties will look for combining knowledge and the best practices of Banco de Chile as well as Citigroup, whether of Latin America, Asia or at another global level.

•                                          Both Parties will decide the vehicles or divisions, within the Banco de Chile, that should developed and/or strengthened in order to stimulate fast growing of the business and benefit from the development of a competitive advantage for Banco de Chile.

•                                          It is proposed to create in Banco de Chile an Investment Banking Committee formed by, at least, by the Chairman and CEO of Banco de Chile and other personnel of the organization, including Citi’s Representatives or other people nominated by them.  The objectives would be the following:

•                                          To favor an accelerated development of M&A, Infrastructure and other transactions with Chilean Customers and investors, multinational companies and risk and investment capital funds looking for new businesses in Chile.

•                                          This effort will focus on the production of ideas of added value to the clientele, both corporate as well as entrepreneurial, to create a pipeline of transactions achieving:  (i) the creation in the market of a powerful image of high-value transactions which Banco de Chile may carry out for its clientele; and (ii) the development of a business which significantly contributes in new commissions to the already positive profitability of Banco de Chile.

•                                          The idea is to achieve transfer of solid know-how to Banco de Chile and Citigroup will assure the contribution of its best talent for the design and execution of these transactions.

•                                          The proposal is to invite the Chairman and CEO of Banco de Chile and other executives nominated by them to be part of the Citigroup Senior Executives Regional Forums for Latin America so as Banco de Chile may have visibility of all and each one of the CMB Latin America initiatives in the region and may participate in the decision-making of Citigroup in this region.

•                                          Another proposal is to invite the Chairman and CEO of Banco de Chile and other executives nominated by them to participate in the Global CMB Forums of planning and follow-up of global initiatives of Citigroup and the Citigroup Senior Executives Regional Forums, such as the annual meeting of Global and Latam Citi Country Officers.

•                                          In order to strengthen the Citigroup support to Banco de Chile, the Parties aim to the the creation of a CMB Committee for the Alliance with Banco de Chile.  The committee on the Citigroup side will be formed by Corporate Banking Senior Executives of Latin American.  It is proposed to organize three meetings a year, both in Chile and in New York, with the Chairman and CEO of Banco de Chile and other executives nominated by them to guarantee that in these meetings the flow of support to Banco de Chile will be of the highest standard.

•                                          Citigroup will supply Banco de Chile with:

•                                          A list and catalogue of all training courses supplied to the Citigroup employees in Latin America

•                                          A proposal for staff exchange between Banco de Chile and Citigroup in such a way that the staff of both organizations can work temporarily in either organization.

•                                          Banco de Chile may request from Citigroup the development of special courses according to its needs.  Such request will be done three months in advance in order for Citigroup to have enough time to prepare it adequately.

•                                          The courses will be charged to Banco de Chile at Citigroup cost plus 5%.

•                                          Citigroup will monthly report on the pipeline of transactions of Cash Management and multi-regional TTS in order for Banco de Chile to be able to:

•                                          Have full visibility of the transactions Citigroup participates with multinational and multiregional companies

•                                          Enable the Banco de Chile team to include the Citigroup teams to draw up proposals jointly

•                                          Achieve competitive pricing in these transactions

•                                          Optimize the added value of the Banco de Chile franchising in these transactions derived from its network of branches and its local products

•                                          The Latin America Citigroup Treasury and the Division of Sales & Trading of Citigroup Latin America will supply Banco de Chile with the following elements:

•                                          the list of products of Sales & Trading which may be sold to the Company Client Base of Banco de Chile

•                                          the suggested pricing, which should be adjusted with Banco de Chile in order to be offered under competitive conditions in Chile

•                                          the necessary training for the sales forces of the Banco de Chile to be able to offer these products

•                                          the proposal to share the economics of these complex products and products developed especially for Banco de Chile

•                                          the experiences of this kind of effort in other parts of the world, particularly in Mexico, Asia and Europe

•                                          Citigroup will invite Banco de Chile staff to examine in any part of the world, of its choice, the experiences of Citigroup in the sale of products of Sales & Trading to entrepreneurial customers

•                                          In its category of a Preferred Banking Provider of Correspondent Banking, Citigroup will present Banco de Chile with a proposal of Products, Tariffs and Funding to be considered by Banco de Chile, and the same will not limit Banco de Chile other activities of Correspondent Banking with other Banks.

•                                          The Citigroup Latin America Corporate Banking, the Citigroup Latin America Commercial Banking and the PAMs will have a continuous communication channel with the Corporate Banking of Banco de Chile for:

•                                          achieving that the PAMS get to know each other fast

•                                          reporting on relevant aspects regarding the evolution of the multinational companies

•                                          reporting changes in risk conditions of credit, improvements or deteriorations on a timely fashion.

•                                          joint develop of account plans

•                                          informing and sharing expansion plans

•                                          monitoring quality service and improvements actions if necessary

•                                          design and execution of transactions

•                                          CIB Division of Banco de Chile will have access to the industry specialists of Citigroup which operate at global level both in the chapters of Corporate Banking and Risk and in Investment Banking.  These specialists have the global knowledge of industries and companies which may be of high value to Banco de Chile risk-taking and the design of new transactions for the clientele.

•                                          With the frequency determined by Banco de Chile and its CIB Division, Citigroup may organize periodic meetings in the US or in Chile with the industry specialists for the purpose of:

•                                          transmitting an update of the global conditions of the industries

•                                          reporting on important aspects which might affect values of capitalization and risks in the industries

•                                          exercising account plans, incorporating global knowledge

•                                          the list of the support required from industry specialists for the achievement of transactions

•                                          The Risk Area of Citigroup Latin America and Global will present the Banco de Chile with evaluation mechanism, risk determination, evaluations and reserve mechanism.  The objective is for Banco de Chile to gain a better knowledge of the credit risk policies and processes of Citigroup.

•                                          This way Banco de Chile will have access to the best practices of Citigroup in matters of:

•                                          processes and policies of approval

•                                          industry programs

•                                          credit manuals

•                                          policies of company credit risk qualification

•                                          measurement of market risk

•                                          risk monitoring

•                                          policies of creation of reserves according to international standards and Citigroup standards

•                                          Banco de Chile may include this information to evaluate what elements of the global and Latin American risk platform may be convenient.

The Banco de Chile team is invited to carry out all the visits they desire in Latin America or Global to study the Citigroup risk practices.